FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

The poll results in respect of the resolutions proposed and seconded at the Annual General Meeting held on 22 April 2004 were filed with The Stock Exchange of Hong Kong Limited on 22 April 2004 and published in Hong Kong newspapers on 23 April 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/ s / April Chan

Name:	April Chan
Title:	Deputy Company Secretary

Date: 23 April 2004

CLP Holdings Limited (incorporated in Hong Kong with limited liability under the Companies Ordinance)

Annual General Meeting held on 22 April 2004 – Poll Results

At the Annual General Meeting of CLP Holdings Limited held at The Peninsula, Salisbury Road, Kowloon, Hong Kong, on 22 April 2004 (the “AGM”), a poll was demanded by the Chairman for voting on all the proposed and seconded resolutions, as set out in the Notice of Annual General Meeting dated 25 February 2004.

As at the date of the AGM, the issued share capital of CLP Holdings was 2,408,245,900 shares, which was the total number of shares entitling the holders to attend and vote for or against all resolutions. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM.

All the resolutions, which were voted on by poll, were approved by Shareholders. The vote-taking at the AGM was scrutinised by Messrs. Ernst & Young, Certified Public Accountants. The poll results in respect of the resolutions were as follows :

No. of Votes (%)
	RESOLUTIONS	For	Against

(1)	To adopt the audited Accounts for the year ended 31 December 2003 and the Reports of the Directors and Auditors thereon.	1,187,733,760 (99.9997%)	3,512 (0.0003%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

(2)	(a) To declare a final dividend of HK$0.65 per share.	1,217,517,174 (99.9999%)	672 (0.0001%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(b) To declare a special final dividend of HK$0.10 per share.	1,217,599,312 (99.9992%)	9,888 (0.0008%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

(3)	(a) To re-elect Mr. Vernon Francis Moore as Director.	1,199,914,718 (99.4791%)	6,283,550 (0.5209%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(b) To re-elect Mr. Rudolf Bischof as Director.	1,199,897,172 (99.4785%)	6,290,750 (0.5215%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(c) To re-elect Mr. Loh Chung Hon, Hansen as Director.	1,199,806,665 (99.4782%)	6,293,550 (0.5218%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(d) To re-elect Mr. William Elkin Mocatta as Director.	1,199,820,875 (99.4784%)	6,291,350 (0.5216%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(e) To elect Dr. Lee Yui Bor as Director.	1,200,841,423 (99.4784%)	6,296,150 (0.5216%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

(4)	To re-appoint PricewaterhouseCoopers as auditors of the Company and authorise the Directors to fix their remuneration for the year ended 31 December 2004.	1,206,609,095 (99.9906%)	113,308 (0.0094%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

(5)	To amend the Articles of Association of the Company as set out in Resolution (5) in the Notice of Annual General Meeting.	1,209,635,351 (99.7818%)	2,644,722 (0.2182%)

As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

(6)	To approve the retirement by rotation of all Executive Directors in office over the course of no more than three annual general meetings, commencing with this Annual General Meeting.	1,212,825,688 (99.6084%)	4,768,007 (0.3916%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

(7)	To re-elect Mr. Tse Pak Wing, Peter as Executive Director.	1,201,209,533 (99.5902%)	4,942,911 (0.4098%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

(8)	(a) To revise the levels of remuneration payable to the Chairman, the Vice Chairmen and the other Non-executive Directors effective from 1 July 2004.	1,216,942,981 (99.9719%)	342,378 (0.0281%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(b) To provide additional remuneration to those Non-executive Directors who also serve on the Board Committees of the Company effective from 1 July 2004.	1,216,795,744 (99.9611%)	472,922 (0.0389%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

(9)	To give a general mandate to the Directors to issue and dispose of additional shares in the Company; not exceeding ten per cent of the issued share capital at the date of this Resolution.	996,816,793 (80.7253%)	238,008,309 (19.2747%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

(10)	To give a general mandate to the Directors to exercise all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company; not exceeding ten per cent of the issued share capital at the date of this Resolution.	1,216,670,361 (98.5099%)	18,403,308 (1.4901%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

(11)	To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (10) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (9).	1,174,965,540 (95.2370%)	58,762,100 (4.7630%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

For and on behalf of

CLP Holdings Limited

Peter W. Greenwood

Director & Company Secretary

Hong Kong, 22 April 2004